BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Phillips Petroleum Co


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy ofthe Schedule 13G with respect to the common stock of the abovereferenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Linda Assali



Enclosures


            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                   (Amendment No 6 )*

                   Phillips Petroleum Co
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $1.25)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         718507106
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))
                     Page 1 of 7 Pages
CUSIP No. 718507106                     Page 2 of 7 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiaries, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor) and BT Securities Corporation 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation, Bankers Trust
  Company, and BT Securities Corporation are New York
  Corporations.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING

 PERSON        8. SHARED DISPOSITIVE POWER

  WITH

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON



CUSIP No. 718507106                     Page 3 of 7 Pages


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Securities Corporation - BD




























CUSIP No. 718507106                     Page 4 of 7 Pages

Item 1(a)    NAME OF ISSUER:

             Phillips Petroleum Co

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             Phillips Building
             Bartlesville, OK  74004

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and its
               wholly-owned subsidiaries, Bankers Trust
Company, (as Trustee for various trusts, and employee benefit plans, and investment advisor) and BT Securities Corporation.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation, Bankers
Trust Company, (as Trustee for various
trusts, and employee benefit plans, and
investment advisor), and BT Securities
Corporation are corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $1.25) of Phillips
Petroleum Co, a Delaware corporation.






CUSIP No. 718507106                     Page 5 of 7 Pages


Item 2(e)    CUSIP NUMBER:

             718507106

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b) [X] Bank as defined in section 3(a)(6) of the Act.

             For BT Securities Corporation

      (a)    [X] Broker or dealer registered under Section
15 of the Act

Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:


      (b)    Percent of Class:


      (c)    Number of shares as to which the Bank has:


      (i)    sole power to vote or to direct the
             vote -

     (ii)    shared power to vote or to direct the
             vote -
CUSIP No. 718507106                     Page 6 of 7 Pages


    (iii)    sole power to dispose or to direct the
             disposition of -

     (iv) shared power to dispose or to direct the disposition of -

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

               Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.

Item 10      CERTIFICATION:

             Not applicable.
CUSIP No. 718507106                     Page 7 of 7 Pages



SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1996

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary



                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Securities Corporation  is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                  BT Securities Corporation